Filed Pursuant to Rule 424(b)(3) Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 18 dated April 19, 2010 to the Prospectus dated April 29, 2009

We are providing this Supplement No. 18 to you in order to supplement our prospectus dated April 29, 2009. This Supplement No. 18 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 13 dated December 4, 2009 which superseded and replaced all prior supplements to the registrant’s prospectus dated April 29, 2009, Supplement No. 14 dated December 8, 2009, Supplement No. 15 dated January 6, 2010, Supplement No. 16 dated April 1, 2010 and Supplement No. 17 dated April 12, 2010. Capitalized terms used in this Supplement No. 18 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

U.S. Federal Income Tax Considerations

The following should be read in conjunction with the section “Risk Factors-U.S. Federal Income Tax Risks,” which begins on page 30 of our prospectus and the section “Certain U.S. Federal Income Tax Consequences,” which begins on page 118 of our prospectus.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain payments made to “foreign financial institutions” and other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other requirements could result in withholding tax being imposed on payments of sales proceeds and dividends to U.S. shareholders who own our common shares through foreign accounts or foreign intermediaries, as well as certain non-U.S. shareholders. In particular, the legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common shares paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. This legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

If we do not meet our REIT distribution requirements we will fail to qualify as a REIT, and we may be forced to borrow funds to make distributions necessary to meet our minimum REIT distribution requirements or to make distributions necessary to avoid U.S. federal income and excise taxes.

As a REIT, we generally must distribute at least 90% of our annual net taxable income (excluding net capital gains) to our shareholders and we are subject to regular corporate income tax to the extent that we distribute less than 100% of our annual net taxable income. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to make distributions necessary to qualify as a REIT and avoid the payment of income and excise taxes, we may need to borrow funds on a short-term, or possibly long-term, basis, use proceeds from our current public offering or future public offerings, or sell properties, even if the then prevailing market conditions are not favorable for borrowings or sales. Our need for cash to make distributions could result from, among other things, a difference in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves and the repayment of indebtedness.

In order for distributions to be deductible for U.S. federal income tax purposes and count towards our distribution requirement, they must not be “preferential dividends.” A distribution will not be treated as preferential if it is pro rata among all outstanding shares of stock within a particular class. IRS guidance, however, allows a REIT to offer shareholders participating in its dividend reinvestment program, or DRIP, up to a 5% discount on shares purchased through the DRIP without treating such reinvested dividends as preferential. Our DRIP offers a 5% discount. In 2007, 2008 and the first two quarters of 2009, common shares issued pursuant to our DRIP were treated as issued as of the first day following the close of the quarter for which the distributions were declared, and not on the date that the cash distributions were paid to shareholders not participating in our DRIP. Because we declare dividends on a daily basis, including with respect to common shares issued pursuant to our DRIP, the IRS could take the position that distributions paid by us during these periods were preferential on the grounds that the discount provided to DRIP participants effectively exceeded the authorized 5% discount or, alternatively, that the overall distributions were not pro rata among all shareholders. In addition, in the years 2007 through 2009 we paid certain individual retirement account, or IRA, custodial fees in respect of IRA accounts that invested in our common shares. The payment of certain of such amounts could be treated as dividend distributions to the IRAs, and therefore as preferential dividends as such amounts were not paid in respect of our other outstanding common shares. Although we believe that the effect of the operation of our DRIP and the payment of such fees was immaterial, the REIT rules do not provide an exception for de minimis preferential dividends.

Accordingly, we submitted a request to the IRS for a closing agreement under which the IRS would grant us relief for preferential dividends that may have been paid as a result of the manner in which we operated our DRIP and in respect of our payment of certain of such custodial fees. There can be no assurance that the IRS will accept our proposal for a closing agreement. Even if the IRS accepts our proposal, we may be required to pay a fine if the IRS were to view the prior operation of our DRIP or the payment of such fees as preferential dividends. We cannot predict whether such a penalty would be imposed or, if so, the amount of the penalty. If the IRS does not agree to our proposal for a closing agreement and treats the foregoing amounts as preferential dividends, we may be able to rectify our failure to meet the REIT distribution requirements for a year by paying “deficiency dividends,” which would be paid in respect of all of our common shares pro rata and which would be included in our deduction for dividends paid in the prior years. If required, such deficiency dividends could be as much as approximately $22 million. In such a case, we would be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we would be required to pay an interest-like penalty based on the amount of our deficiency dividends. Amounts paid as deficiency dividends should generally be treated as taxable income for U.S. federal income tax purposes.

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